Exhibit 4.55

Limited Partnership Agreement of Guangzhou Ping An Consumption Equity Investment

Partnership (Limited Partnership)

Supplementary Agreement

(January 4, 2022)

This Supplementary Agreement to the Limited Partnership Agreement of Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) (January 4, 2022) (hereinafter this “Agreement”) is entered into by and among the following Parties on January 4, 2022 (hereinafter the “Signing Date”):

(1)

Ping An Capital Co., Ltd. (hereinafter the “General Partner” and the “Fund Manager”), a limited liability company established and validly existing under the laws of China, with its domicile at Room 302H6, No. 99 Huangpu Road, Hongkou District, Shanghai;

(2)

Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) (hereinafter the “Partnership”), a limited partnership established and validly existing under the laws of China, with its domicile at No. 068, Room 206, Building 3, No. 62, Dayong Road, Nansha District, Guangzhou (for office use only);

(3)

Tianjin Autohome Software Co., Ltd. (hereinafter the “Investor”), a limited liability company established and validly existing under the laws of China, with its domicile at Room 209, Floor 2, Area C, Animation Building, No. 126, Animation Middle Road, Tianjin Eco City (Trusteeship No. 979, Tianjin Haobang Business Secretary Co., Ltd.).

Whereas:

(A)

The Investor (as a limited partner) signed the Limited Partnership Agreement of Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) (hereinafter the “Partnership Agreement”) and supporting documents on or before the Signing Date of this Agreement, and has subscribed a capital contribution of RMB 400 million to the Partnership;

(B)	According to the Partnership Agreement, Ping An Capital Co., Ltd. shall act as the General Partner and Fund Manager of the Partnership and charge management fees and other agreed fees;

(C)	The parties intend to make further supplementary agreements and explanations on matters related to the Investor under the Partnership.

NOW, THEREFORE, through friendly negotiation, the Parties hereby agree as follows:

I.	Capital Contribution

Pursuant to Article 3.3.1 (2) of the Partnership Agreement, the Parties agree that the Fund Manager may issue a Drawdown Notice at its sole discretion, and the Investor shall make capital contribution according to the amount and date specified in the Drawdown Notice; the drawdown date shall be subject to the Drawdown Notice issued by the Fund Manager; the Drawdown Notice shall be sent by the Fund Manager to the Investor at least ten (10) Business Days before the drawdown date specified in the Drawdown Notice. The Investor undertakes that the first paid-in capital contribution shall be [***]% of the subscribed contribution.

II.	Term.

Notwithstanding Article 2.8.3 of the Partnership Agreement, if the Fund Manager intends to further extend the Term of the Partnership further upon the extension, it shall obtain the prior written consent of the Investor before submitting it to the Partners’ Meeting for deliberation.

III.	Subsequent Closing.

Notwithstanding Article 3.2.4 of the Partnership Agreement, if the Fund Manager exempts or reduces the Subsequent Closing Compensation of a specific Subsequent Partner, it shall obtain the prior written consent of the Investor before submitting such matters to the Investment Advisory Committee for deliberation.

The General Partner agrees that the Investor has the right to participate in the Subsequent Closing of the Partnership and increase the Capital Commitment to the Partnership to RMB[***]. The General Partner agrees to exempt and shall try its best to procure the Investment Advisory Committee to exempt the Subsequent Closing Compensation payable by the Investor for participating in the Subsequent Closing. In consideration of the Investor’s arrangement of capital contribution, the General Partner shall negotiate with the Investor three (3) months in advance on its Subsequent Closing and increase of Capital Commitment.

IV.	Capital Contribution Payment.

Notwithstanding Article 3.3.1 of the Partnership Agreement, the Fund Manager may only require the Investor to pay the Overdue Capital Contribution Interests and the Overdue Payment at the rate of [***]% per day, and the Investor shall not be subject to the liquidated damages agreed in Article 3.3.1 (b).

Notwithstanding Article 3.3.3 of the Partnership Agreement, if the Fund Manager reduces the Total Capital Commitment of the Partnership or the Total Capital Commitment of a specific Limited Partner, resulting in the proportion of Capital Commitment of the Investor in the Partnership being higher than [***]%, it shall obtain the prior written consent of the Investor.

V.	Investment Advisory Committee.

The Fund Manager agrees that the Investor has the right to appoint a member to the Investment Advisory Committee.

The Fund Manager shall not replace or remove the member of the Investment Advisory Committee appointed by the Investor; if the member of the Investment Advisory Committee resigns or otherwise ceases to serve as a member thereof, the Investor has the right to appoint another candidate to serve as a member of the Investment Advisory Committee.

VI.	Observer of the Investment Decision-making Committee.

The Fund Manager agrees that the Investor has the right to appoint an Observer of the Investment Decision-making Committee (hereinafter the “Investor Observer”) in accordance with Article 7.9 of the Partnership Agreement. The Fund Manager shall not replace or remove the Investor Observer. If the Investor Observer resigns or ceases to be an affiliate of the Investor, or otherwise ceases to serve as an Investor Observer, the Investor has the right to appoint another candidate to serve as an Investor Observer.

VII.	Management Fee.

The Fund Manager agrees that, notwithstanding Article 6.2.1 of the Partnership Agreement, the management fee to be borne by the Investor each year is [***]% of its Capital Commitment.

VIII.	Investment Exclusion.

Notwithstanding Article 7.15 of the Partnership Agreement, if the Fund Manager decides to apply the Investment Exclusion to the Investor, it shall obtain the prior written consent of the Investor.

IX.	Realization of Investment.

Notwithstanding Article 9.1.2 of the Partnership Agreement, the Fund Manager’s non-cash distribution plan shall be subject to the prior written consent of the Investor before being submitted to the Investment Advisory Committee for deliberation.

X.	Income Distribution

The Fund Manager undertakes that the income distribution order of all Partners shall be subject to Article 9.2 of the Partnership Agreement, and no Partner has the right to distribution in preference to other Partners.

XI.	WFOE Structure Disclosure.

The Fund Manager is fully aware of and acknowledges that the Investor is a foreign-invested enterprise, and such circumstances of the Investor do not constitute a breach of any representations and warranties under Article 10.1 of the Partnership Agreement.

The Fund Manager hereby agrees to exempt the Investor from any liability that may arise under the above provisions or similar provisions. If the Investor is subject to the obligation of disclosure as agreed in the Partnership Agreement, the Investor only needs to disclose the information of the Investor’s equity holders specified in the industrial and commercial registration, and such disclosure shall not be deemed as a breach of the relevant provisions of the Partnership Agreement, unless otherwise explicitly required by the laws and regulations, regulatory provisions and securities trading rules then in force and with reasonable proof provided by the Fund Manager.

XII.	Rectification Period.

Notwithstanding Article 10.1 (8) of the Partnership Agreement, the General Partner agrees that if the General Partner, in accordance with the written opinion (the “written opinion”) issued by the regulatory authority, the securities company acting as the sponsor/investment adviser of the target company or the law firm hired by the target company based on laws, regulations and regulatory guidance, has reasonable grounds to believe that the Investor falls under the situation (the “rectification situation”) agreed in Article 10.1 (8) of the Partnership Agreement, the General Partner shall first send a written rectification notice to the Investor (such notice shall explain the reasons, with the written opinion attached), requiring the Investor to make rectification. In principle, after receiving the rectification notice, the Investor shall make rectification according to the plan agreed by the General Partner and the Investor within a reasonable period suggested by the General Partner, but the rectification period shall not be less than ninety (90) days in any case. If the rectification plan is that the Investor transfers its Partnership Interests to a third party designated by the Investor, the General Partner shall ensure that the General Partner and other Limited Partners do not have the right of first refusal, provided that the third party designated by the Investor shall meet the requirements of the CSRC, the AMAC and other regulatory authorities on qualified investors. For avoidance of doubt, the General Partner will not take the initiative to require the Investor to exit the Partnership.

XIII.	Transfer of the Partnership Interests.

Notwithstanding Article 12.1.2 of the Partnership Agreement, the Investor may transfer part or all of the Partnership Interests held by it to its Affiliates, without being subject to the satisfaction of the conditions of “Effective Application” agreed in Article 12.1.4 of the Partnership Agreement. On the premise that the proposed transferee meets the requirements of the CSRC, the AMAC and other regulatory authorities on qualified investors, the General Partner shall give its consent to the transfer, and the transferee shall enjoy all rights and obligations of the Investor under this Agreement.

Notwithstanding Article 12.1.1 of the Partnership Agreement, when the Investor transfers part or all of the Partnership Interests held by it to a third party in accordance with Articles 12.1.1 and 12.1.4 of the Partnership Agreement, the General Partner and/or other third parties designated by the General Partner and other Limited Partners shall not have the right of first refusal. On the premise that the proposed transferee meets the requirements of the CSRC, the AMAC and other regulatory authorities on qualified investors, the General Partner shall give its consent to the transfer, and the transferee shall enjoy all rights and obligations of the Investor under this Agreement.

Notwithstanding Article 13.1.5 of the Partnership Agreement, the General Partner undertakes that it will not take the initiative to require the Investor to exit the Partnership. If the Investor voluntarily requests to exit the Partnership, it shall be implemented in accordance with the transfer process of Partnership Interests agreed in Article 12.1 of the Partnership Agreement.

XIV.	Information Disclosure.

Notwithstanding Article 11.7 of the Partnership Agreement, the General Partner agrees to provide the Investor with the balance sheet, income statement, statement of change in equity and other financial information required by the Investor as of the end of the previous quarter before 6 p.m. on the second (2nd) day of the first month of each quarter after the establishment of the Partnership.

XV.

Confidentiality. Without the prior written consent of other parties, each party shall strictly keep confidential the existence of this Agreement and any information related hereto and shall not disclose the same to any third party. If either party makes disclosure to any third party in violation of this Article, it shall compensate the other party for any losses arising therefrom.

XVI.

Governing Law and Dispute Resolution. This Agreement shall be governed by the laws of the people’s Republic of China. All disputes arising from and in connection with this Agreement shall be preferably settled through friendly negotiation between the Parties. If the negotiation fails, the Parties shall submit the dispute to Shenzhen Court of International Arbitration (Shenzhen Arbitration Commission) for arbitration in Shenzhen in accordance with its arbitration rules then in force. The arbitration proceedings shall be conducted in Chinese language. The arbitration tribunal shall be composed of three arbitrators. The applicant and the respondent shall each appoint one arbitrator, and the third arbitrator shall be appointed by the arbitration institution and serve as the chief arbitrator. All arbitration costs (including but not limited to arbitration fees, arbitrators’ fees and legal fees and expenses) shall be borne by the losing party, unless otherwise determined by the arbitration tribunal. The arbitral award shall be final and binding on the Parties concerned.

XVII.	Definitions. Unless otherwise expressly agreed in this Agreement, the words and expressions used in this Agreement shall have meanings of the same words and expressions in the Partnership Agreement.

XVIII.

Miscellaneous. The parties acknowledge that if this Agreement is inconsistent with the Partnership Agreement and the Risk Disclosure, this Agreement shall prevail among the Parties hereto. In the absence of pertinent provisions in this Agreement, the Partnership Agreement and other relevant documents signed at the time of subscription to the Partnership Interests of the Partnership by the Investor.

XIX.

Effectiveness. This Agreement shall be binding on the assignees, inheritors, successors and permitted trustees of the Parties hereto. For avoidance of doubt, if the Investor transfers the Partnership Interest in accordance with the relevant provisions of the Partnership Agreement and this Agreement, unless otherwise agreed by the relevant parties, the transferee has the right to fully inherit the rights and obligations of the Investor under this Agreement.

XX.

Entry into Force and Counterparts. This Agreement shall come into force as of the date of seal by the parties and signature by their legal/authorized representatives and the representative appointed by the Executive Partner. This Agreement is signed in three (3) originals, with each party holding one (1) copy, and all copies are equally authentic.

(Intentionally left blank; the signature page follows)

[Signature page of the Supplementary Agreement to the Limited Partnership Agreement of Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) (January 4, 2022)]

Ping An Capital Co., Ltd. (Official Seal)

Signature of Legal /Authorized Representative: /s/ Authorized Representative

Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) (Official Seal)

Signature of Authorized Representative of the Executive Partner: /s/ Authorized Representative

[Signature page of the Supplementary Agreement to the Limited Partnership Agreement of Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) (January 4, 2022)]

Tianjin Autohome Software Co., Ltd. (Official Seal)

Signature of Legal /Authorized Representative: /s/ Authorized Representative